UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2010

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 8, 2010.

LUXOTTICA GROUP S.p.A.

Registered Office in Milan (Italy), Via C. Cantù, 2
Paid in Capital Stock Euro 27,877,129.98

Fiscal Code and Companies Register no. 00891030272

List of Business and Administrative Information Milan No. 1348098

Vat No. 10182640150

NOTICE OF CALL
ORDINARY MEETING OF STOCKHOLDERS

The stockholders of Luxottica Group S.p.A. (the “Company”) are hereby convened for an ordinary meeting of stockholders to be held on April 29, 2010, at 11:00 a.m. at the registered office of the Company, Via C. Cantù 2, in Milan, Italy on first call, and on April 30, 2010, at the same time and same place on second call, to consider and vote upon the following:

AGENDA

1.                                      The approval of the Company’s Statutory Financial Statements for the year ended December 31, 2009

2.                                      The allocation of net income and distribution of dividends

Pursuant to the By-Laws and in compliance with Article 2370 of the Italian Civil Code, in order to attend the meeting, stockholders must deposit, at least two business days prior to the meeting, the appropriate certification issued by the relevant authorized intermediaries attesting to their right to exercise stockholder rights. The shares for which notice of attendance of the meeting has been given may not be transferred until after the meeting has taken place.

The Board of Directors report regarding the Agenda and the relevant documentation relating to the items on the Agenda will be filed at the Company’s registered office and with Borsa Italiana S.p.A. as provided by Italian law and will be made available to each stockholder upon request. Such documentation will also be available on the Company’s website: www.luxottica.com.

Each holder of shares may be represented at the meeting by written proxy by any other person according to the procedures and time limits set forth by Italian law. A form of proxy is available at the Company’s registered office, on the website and from the relevant intermediaries.

The holders of the Company’s American Depositary Shares listed on the New York Stock Exchange, each representing the right to receive one Ordinary Share, who wish to attend the meeting personally, should contact Deutsche Bank Trust Company Americas, 60 Wall Street, New York, New York 10005 (attn. Daniel Belean, Corporate Actions Department, Tel. (+1) 212-250-6612, Fax: (+1) 212-797-0327), at least 15 days prior to the date of the meeting, in order to be informed about the procedures to attend and to vote at the meeting.

Pursuant to article 84 of the Consob Rules No. 11971/99, the stockholders are advised that:

•                  the Company’s capital consists of 464,618,833 ordinary shares with nominal value of Euro 0.06 per share;

•                  each ordinary share is entitled to one vote at the meeting;

•                  at the time of issuance of this notice, the Company directly holds 3,150,070 of its ordinary shares and, through its subsidiary Arnette Optics Illusions Inc., holds 3,254,962 of its ordinary shares for which, in accordance with Italian law, the right to vote is suspended.

Pursuant to article 126 bis of Legislative Decree No. 58/98, stockholders who jointly represent at least one fortieth of the capital stock may request, within five days from the publication of this notice, to include additional items on the Agenda, listing in their petition the proposed additional items.  Adding items to the meeting agenda is not permitted with regard to matters which, according to Italian Law, the meeting will resolve upon on the basis of a proposal  submitted by the Board of Directors or of a project or a plan prepared by them. Any addition to the meeting agenda shall be published in accordance with the  procedures applicable to the publication of this notice.

Given the share capital structure of the Company as well as our experience from past meetings, it is likely that the ordinary meeting will take place on April 29, 2010.

LUXOTTICA GROUP S.p.A.
for the Board of Directors
The Chairman Leonardo Del Vecchio

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: March 8, 2010	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER